July 30, 2020

Ms. Mindy Rotter

Ms. Allison White

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: World Funds Trust (the “Trust”)

File Nos.: 333-239619

Dear Ms. Rotter and Ms. White:

On July 1, 2020, the Trust filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) related to the proposed reorganization (the “Reorganization”) of the Applied Finance Dividend Fund (the “Target Fund”) into the Applied Finance Core Fund (the “Survivor Fund” and, collectively with the Target Fund, the “Funds” ), each a series of the Trust. Ms. Rotter provided oral accounting comments related to the filing on behalf of the staff of the Commission (the “Staff”) on July 16, 2020 and Ms. White provided oral legal comments related to the filing on behalf of the Staff on July 24, 2020. This letter responds to those comments and is being submitted to you in a correspondence filing. The Trust will file definitive versions of the Combined Prospectus/Information Statement and the Statement of Additional Information included in the Registration Statement pursuant to Rule 497(c) under the 1933 Act that will incorporate the responses to the Staff’s comments noted below (the “497 Filing”). For your convenience and reference, I have included the comments in this letter and provided the Trust’s response below each such comment.

Accounting Comments

1.	Please confirm that the fees noted in the fee table in the Registration Statement are the current fees.

Response: The fees noted in the fee table filed in the Registration Statement were the fees as of the end of the Funds’ April 30, 2020 fiscal year. They have been updated to reflect actual expenses fiscal year-to-date, as of June 30, 2020, and will be included in the 497 Filing as follows:

The Annual Fund Operating Expenses table and Example tables shown below are based on actual expenses incurred by each Fund, fiscal year-to-date, as of June 30, 2020. Please keep in mind that, as a result of changing market conditions, total asset levels, and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Mindy Rotter

Ms. Allison White

U.S. Securities and Exchange Commission

July 30, 2020

Shareholder Fees (fees paid directly from your investment)	Target Fund Investor Class	Survivor Fund Investor Class	Pro Forma Combined Fund Investor Class
Redemption Fee as a % of amount redeemed (if applicable, for shares redeemed within 60 days of purchase)	2.00%	2.00%	2.00%
Maximum deferred sales charge (load) (as a percentage of the NAV at time of purchase)	None	None	None

Annual Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%	0.90%	0.90%
Distribution (12b-1) and/or Service Fees	0.25%	0.25%	0.25%
Other Expenses
Shareholder Services Plan	0.25%	0.15%	0.15%
Other Expenses	1.71%	0.63%	0.56%(3)
Total Other Expenses	1.96%	0.78%	0.71%
Acquired Fund Fees and Expenses	None	None	None
Total Annual Fund Operating Expenses(2)	3.11%	1.93%	1.86%
Less Fee Waivers and/or Expense Reimbursements	(2.11%)(1)	(0.73%)(2)	(0.66%)(4)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.00%(1)	1.20%(2)	1.20%(4)

Shareholder Fees (fees paid directly from your investment)	Target Fund Institutional Class	Survivor Fund Institutional Class	Pro Forma Combined Fund Institutional Class
Redemption Fee as a % of amount redeemed (if applicable, for shares redeemed within 60 days of purchase)	2.00%	2.00%	2.00%
Maximum deferred sales charge (load) (as a percentage of the NAV at time of purchase)	None	None	None

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Ms. Mindy Rotter

Ms. Allison White

U.S. Securities and Exchange Commission

July 30, 2020

Annual Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%	0.90%	0.90%
Distribution (12b-1) and/or Service Fees	None	None	None
Other Expenses
Shareholder Services Plan	0.25%	0.05%	0.05%
Other Expense	1.71%	0.63%	0.56%(3)
Total Other Expenses	1.96%	0.68%	0.61%
Acquired Fund Fees and Expenses	None	None	None
Total Annual Fund Operating Expenses	2.86%	1.58%	1.51%
Less Fee Waivers and/or Expense Reimbursements	(2.11%)(1)	(0.63%)(2)	(0.56%)(4)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	0.75%(1)	0.95%(2)	0.95%(4)
(1)	The Adviser has entered into a written expense limitation agreement under which it has agreed to limit the total expenses of the Target Fund (i.e., the Dividend Fund) (exclusive of interest, expenses incurred under a plan of distribution adopted pursuant to the Rule 12b-1 under the 1940 Act, taxes, acquired fund fees and expenses, brokerage commissions, dividend expenses on short sales, and other extraordinary expenses not incurred in the ordinary course of business) to an annual rate of 0.75% of the average daily net assets of the Target Fund. Each waiver and/or reimbursement of an expense by the Adviser is subject to repayment by the Target Fund within three years following the date such waiver and/or reimbursement was made, provided that the Target Fund can make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. This expense limitation agreement may not be terminated prior to August 31, 2020, unless mutually agreed to in writing by the parties. The Adviser has indicated that it will not continue the expense limitation agreement beyond August 31, 2020. Amounts waived or expenses reimbursed in connection with the Target Fund may not be recaptured by the Adviser after the Reorganization has taken place.
(2)	The Adviser has entered into a written expense limitation agreement under which it has agreed to limit the total expenses of the Survivor Fund (i.e., the Core Fund) (exclusive of interest, expenses incurred under a plan of distribution adopted pursuant to the Rule 12b-1 under the 1940 Act, taxes, acquired fund fees and expenses, brokerage commissions, dividend expenses on short sales, and other extraordinary expenses not incurred in the ordinary course of business) to an annual rate of 0.95% of the average daily net assets of the Survivor Fund. Each waiver and/or reimbursement of an expense by the Adviser is subject to repayment by the Survivor Fund within three years following the date such waiver and/or reimbursement was made, provided that the Core Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. This expense limitation agreement may not be terminated prior to August 31, 2020, unless mutually agreed to in writing by the parties.
(3)	Other Expenses have been restated to exclude non-recurring expenses related to the Reorganization.
(4)	The Adviser has entered into a written expense limitation agreement under which it has agreed to limit the total expenses of the Combined Fund (exclusive of interest, expenses incurred under a plan of distribution adopted pursuant to the Rule 12b-1, taxes, acquired fund fees and expenses, brokerage commissions, dividend expenses on short sales, and other extraordinary expenses not incurred in the ordinary course of business) to an annual rate of 0.95% of the average daily net assets of the Combined Fund. Each waiver and/or reimbursement of an expense by the Adviser is subject to repayment by the Combined Fund within three years following the date such waiver and/or reimbursement was made, provided that the Combined Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. This expense limitation agreement may not be terminated prior to August 31, 2021, unless mutually agreed to in writing by the parties.

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Ms. Mindy Rotter

Ms. Allison White

U.S. Securities and Exchange Commission

July 30, 2020

EXAMPLES

This Example is intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example further assumes that the expense limitation described in the footnotes to the fee table is in effect only until the end of the 1-year period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Investor Class	1 year	3 years	5 years	10 years
Target Fund	$102	$761	$ 1,445	$3,273
Survivor Fund	$122	$535	$974	$2,195
Pro Forma — Combined Fund	$122	$521	$944	$2,126

Institutional Class	1 year	3 years	5 years	10 years
Target Fund	$77	$686	$1,321	$3,033
Survivor Fund	$97	$437	$801	$1,825
Pro Forma — Combined Fund	$97	$422	$771	$1,754

2.	The following disclosures should be included in the notes to the pro forma financial statements:

a.	the use of estimates and the basis of consolidation;

b.	the estimated total cost of the reorganization allocation, if any, between the Target Fund and the Survivor Fund and the rationale for allocating costs in the selected manner (should be disclosed in Note 3).

Please confirm that these disclosures (2.a. and 2.b.) will be included in the 497 Filing and provide the language used.

2.a. Response: The Trust believes the “basis of consolidation” disclosure requested by the Staff was included in the notes to the pro forma financial statements filed in the Registration Statement in Note 2 - Basis of Pro Forma. Note 1 to the pro forma financial statements has now been renamed “Reorganization and Significant Accounting Policies” and includes the basis of consolidation disclosure and the following disclosure that will be included in the 497 Filing:

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Ms. Mindy Rotter

Ms. Allison White

U.S. Securities and Exchange Commission

July 30, 2020

“Accounting Estimates

In preparing financial statements in accordance with GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.”

2.b. Response: The Trust has revised the notes to the pro forma financial statements to include the following additional disclosure (as noted in italics below) in Note 2 – Pro Forma Expense Adjustments and Reorganization Costs (formerly Note 3):

The costs of the Reorganization will be borne by the Funds and the estimated cost is approximately $50,000. The Target Fund will pay 30% of the costs and the Survivor Fund will pay 70% of the costs. The Survivor Fund will bear a larger portion of the costs than the Target Fund because it has a larger asset base prior to the Reorganization and is expected to achieve a long-term benefit post-Reorganization through increased asset size and anticipated economies of scale resulting in lower gross operating expenses.

The Trust confirms that the above disclosures (in response to comments 2.a. and 2.b.) will be included in the 497 Filing.

3.	The Registrant notes "The Plan of Reorganization provides that the Target Fund will transfer all of its assets and liabilities to the Survivor Fund" in the letter to shareholders included in the Registration Statement and elsewhere in the Registration Statement the language used is "substantially all of the assets". Please explain whether it is “all” or “substantially all” and confirm that consistent disclosure will be made in the 497 Filing and provide the revised language.

Response: The disclosures in the Registration Statement have been revised to state that “all” of the assets of the Target Fund will transfer to the Survivor Fund in the Reorganization and all references to “substantially all” have been deleted. The Trust confirms that these revised disclosures will be included in the 497 Filing.

4.	a. Please confirm that the Survivor Fund is responsible for 100% of the Reorganization costs and explain why such costs are not allocated between the Target Fund and Survivor Fund. If the Survivor Fund is not responsible for 100% of the Reorganization costs, please explain why the costs are not allocated between the Target and Survivor Funds in the capitalization table. Confirm that the necessary revisions to the capitalization table to reflect the allocation will be made in the 497 Filing and provide the revised capitalization table that reflects such changes.

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Ms. Mindy Rotter

Ms. Allison White

U.S. Securities and Exchange Commission

July 30, 2020

Response: The Survivor Fund is not responsible for 100% of the Reorganization costs. The Survivor Fund is responsible for 70% and the Target Fund is responsible for 30%. The capitalization table has been revised to reflect this allocation and will be included in the 497 Filing as follows:

Capitalization
as of April 30, 2020
		Total Net Assets	Shares	Net Asset Value Per Share
Target Fund	Institutional Class	$ 3,096,702	221,725	$ 13.97
Target Fund	Investor Class	$ 3,839,144	288,034	$ 13.33

Survivor Fund	Institutional Class	$ 28,081,893	2,341,542	$ 11.99
Survivor Fund	Investor Class	$ 9,300,750	779,213	$ 11.94

Reduction in net assets and decrease in net asset values per share to reflect the estimated expenses of the Reorganization:
Survivor Fund	Institutional Class	($ 26,292)	2,341,542	$ 0.01
Survivor Fund	Investor Class	($ 8,708)	779,213	$ 0.01

Target Fund	Institutional Class	($ 6,697)	221,725	$0.03
Target Fund	Investor Class	($ 8,303)	288,034	$0.03

Pro Forma Share Adjustment
Survivor Fund	Institutional Class		34,923
Survivor Fund	Investor Class		32,517

Pro Forma - Survivor Fund
Survivor Fund	Institutional Class	$ 31,152,303	2,598,190	$ 11.99
Survivor Fund	Investor Class	$ 13,131,186	1,099,764	$ 11.94

b. The Reorganization costs and the allocation of such costs between the Target and Survivor Funds should be disclosed in the Questions and Answers section of the Registration Statement, in the “Expenses of the Reorganization” section of the Combined Prospectus/Information Statement and in Section “10.0 Brokerage Fees and Expenses” of the Agreement and Plan of Reorganization along with the rationale for such allocation. Please confirm that this will be addressed in the 497 Filing and provide the revised language.

Response: The following revised language will be provided in the 497 Filing in the sections requested:

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Ms. Mindy Rotter

Ms. Allison White

U.S. Securities and Exchange Commission

July 30, 2020

“The Target Fund will pay 30% of the costs and the Survivor Fund will pay 70% of the costs. The Survivor Fund will bear a larger portion of the costs than the Target Fund because it has a larger asset base prior to the Reorganization and is expected to achieve a long-term benefit post-Reorganization through increased asset size and anticipated economies of scale resulting in lower gross operating expenses.”

Legal Comments

1.	In the Questions and Answers section of the Registration Statement, please disclose an estimate of the reorganization costs under “Who will pay for the Reorganization?” and briefly describe the types of costs and expenses that are included in the estimate.

Response: The following disclosure has been added under “Who will pay for the Reorganization?” in the Questions and Answers section of the Registration Statement and will be included in the 497 Filing:

“The costs of the Reorganization are expected to be approximately $50,000 and consist of legal and accounting fees, and printing and shipping costs.”

2.	Please remove the references to the Commission’s Public Reference Room on page 2 of the Combined Prospectus/Information Statement.

Response: The references have been removed.

3.	Provide a brief background of the events, discussions and factors that led the Funds’ investment adviser (the “Adviser”) to propose and the Board to approve the Reorganization at a meeting of the Board held on June 24, 2020 in the “The Reorganization - Background and Reasons for the Proposed Reorganization” section of the Combined Prospectus/Information Statement.

Response: The following disclosure has been modified and enhanced (as noted in italics below) and will be included in the 497 Filing:

“The Reorganization has been proposed because the Adviser believes that it is in the best interests of each Fund’s shareholders if the Target Fund is combined with the Survivor Fund because (1) the Survivor Fund has a similar investment objective and similar investment strategies as the Target Fund; (2) the Survivor Fund has had better performance than the Target Fund; and (3) the Adviser has indicated that it is not willing to continue to subsidize the expenses of the Target Fund. The Board noted that the assets of the Target Fund have not grown to levels that the Adviser has anticipated due to a number of factors, including market factors related to the COVID-19 global pandemic and its impact on the marketability of the Target Fund.”

4.	Disclose in the bullet points of the factors considered by the Board in the “The Reorganization - Background and Reasons for the Proposed Reorganization” section of the Combined Prospectus/Information Statement whether there will be any repositioning costs. If there will be repositioning costs, disclose whether they will be significant as well as who will bear them.

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Ms. Mindy Rotter

Ms. Allison White

U.S. Securities and Exchange Commission

July 30, 2020

Response: The following disclosure has been added to the bullet points of the factors considered by the Board in the “The Reorganization - Background and Reasons for the Proposed Reorganization” section of the Combined Prospectus/Information Statement and will be included in the 497 Filing:

“The Adviser advised the Trust that the positions held by the Target Fund are not inconsistent with the types of investments that are permissible to be held by the Survivor Fund and that any repositioning of assets would not be material to the Survivor Fund, but that such costs would be borne by the Survivor Fund after the Reorganization.”

5.	The Staff notes that the Registration Statement provides a discussion of the factors considered by the Board in approving the Reorganization however, in some instances, it is unclear what the Board thought. For example, the Registration Statement states that the Board considered that the Funds will bear the costs of the Reorganization without additional context explaining what the Board thought about that or why it considered it appropriate. Similarly, it is unclear if the Board considered any alternatives to the Reorganization when deciding this was the best option.

Response: The following disclosure (as noted in italics below) has been added to the “Background and Reasons for the Proposed Reorganization” section of the Combined Prospectus/Information Statement and will be included in the 497 Filing:

“Before reaching this conclusion, the Board engaged in a thorough review process relating to the proposed Reorganization and considered other alternatives to the Reorganization, including the outright liquidation of the Target Fund or engaging another investment adviser to manage the Target Fund. In considering the alternative of liquidation, the Board noted that liquidation could result in tax consequences to Target Fund shareholders that would be avoided in the Reorganization. The Board also gave stronger weight to the Adviser’s recommendation to reorganize the Funds and noted that (1) shareholders not wishing to become part of the Survivor Fund could redeem or exchange their shares of the Target Fund at any time prior to the closing of the Reorganization without penalty and (2) that the Reorganization would allow shareholders of the Target Fund who wished to retain their investment after the Reorganization to do so in a registered mutual fund with a similar investment strategy managed by the very same investment adviser and portfolio management team in a similar manner.

While the Funds will bear the costs of the Reorganization, the benefits to shareholders from the Combined Fund’s larger asset base and expected decrease in total operating expenses (before fee waivers and expense reimbursements) and the tax-free nature of the Reorganization will, in the longer term, benefit shareholders and outweigh the costs associated with the Reorganization.”

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Ms. Mindy Rotter

Ms. Allison White

U.S. Securities and Exchange Commission

July 30, 2020

6.	Please disclose, in footnote 2 to the fee table in the “Fees and Expenses” section of the Combined Prospectus/Information Statement, whether amounts waived or expenses reimbursed in connection with the Target Fund may be recaptured by the Adviser after the Reorganization has taken place.

Response: The following disclosure has been added to footnote 1 (formerly numbered as footnote 2) to the fee table in the “Fees and Expenses” section of the Combined Prospectus/Information Statement and will be included in the 497 Filing:

“Amounts waived or expenses reimbursed in connection with the Target Fund may not be recaptured by the Adviser after the Reorganization has taken place.”

7.	Consider including risk disclosure regarding the global COVID-19 pandemic.

Response: The following disclosure has been added and will be included in the 497 Filing:

“Health Crisis Risk. A widespread health crisis, such as a global pandemic, could cause substantial market volatility, exchange trading suspensions or restrictions and closures of securities exchanges and businesses, impact the ability to complete redemptions, and adversely impact the Funds’ performance. An outbreak of an infectious respiratory illness, COVID-19, caused by a novel coronavirus, was first detected in China in December 2019 and spread globally. As of the date of this prospectus, this outbreak has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, disruptions in markets, lower consumer demand, layoffs, defaults and other significant economic impacts, as well as general concern and uncertainty. These types of market disruptions may adversely impact the Funds’ investments. In addition, to the extent the Funds invest in short-term instruments that have negative yields, a Fund’s value may be impaired as a result. Any suspension of trading in markets in which a Fund invests will have an impact on the Fund and its investments and will impact the Fund’s ability to purchase or sell securities in those markets. The impact of this outbreak has adversely affected the economies of many nations and the entire global economy and may impact individual issuers and capital markets in ways that cannot be foreseen. The duration of the outbreak and its effects cannot be determined with any certainty.

In the past, governmental and quasigovernmental authorities and regulators throughout the world have responded to major economic disruptions with a variety of fiscal and monetary policy changes, including direct capital infusions into companies and other issuers, new monetary policy tools, and lower interest rates. An unexpected or sudden reversal of these policies, or the ineffectiveness of such policies, is likely to increase market volatility, which could adversely affect the Fund’s investments.

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Ms. Mindy Rotter

Ms. Allison White

U.S. Securities and Exchange Commission

July 30, 2020

The outbreak could also impair the information technology and other operational systems upon which the Funds’ service providers rely and could otherwise disrupt the ability of employees of the Funds’ service providers to perform critical tasks relating to the Funds. Other infectious illness outbreaks that may arise in the future could have similar or other unforeseen effects. Public health crises may exacerbate other pre-existing political, social, and economic risks in certain countries or globally.”

8.	In the “General Information – Exchange Privilege” section of the Combined Prospectus/Information Statement, the reference to where Frequent Trading is discussed should be “as discussed above” not “as discussed below”.

Response: The disclosure has been revised.

9.	In the Agreement and Plan of Reorganization and Termination, Section 2.0 Valuation, confirm that the Funds’ valuation policies are similar in all material respects.

Response: The following disclosure has been added to the end of Section 2.1 of the Agreement and Plan of Reorganization and Termination and will be included in the 497 Filing:

“, which are the same as the valuation procedures of the Target Fund.”

*               *               *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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